UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 February 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2014 FULL YEAR RESULTS

Key Points

• Improving economic backdrop; US recovery gaining momentum, Europe normalising

• Focus on performance and operational delivery

• Strong cash generation

• Financial discipline and balance sheet strength

Financial Highlights

• Sales of €18.9 billion, 5% ahead of 2013; like-for-like sales up 4%

• EBITDA up 11% to €1,641 million; ahead of November guidance

• Cash inflow of €0.9 billion from operations; year-end net debt of €2.5 billion

• Dividend per share maintained at 62.5c

Operational Highlights

• Increased margins in all divisions and strong operating leverage

• Cost savings of €118 million, bringing cumulative total to €2.5 billion

Strategic Highlights

• Delivery on capital allocation and reallocation at attractive multiples

• Acquisitions and investments of €0.19 billion

• Divestment and disposal proceeds of €0.35 billion; €0.58 billion due to complete in Q1 2015

Year ended 31 December	2014	2013
	€ m	€ m	Change
Sales revenue	18,912	18,031	+5%
EBITDA1	1,641	1,475	+11%
Operating profit (EBIT1) before impairment	966	750	+29%
Impairment, including share of equity-accounted entities	(49)	(755)
Profit on disposals	77	26
Profit/(loss) before tax	761	(215)

	€ cent	€ cent
Basic earnings/(loss) per share	78.9	(40.6)2
Dividend per share	62.5	62.5	No change
 1   EBITDA (earnings before interest, tax, depreciation, amortisation and impairment charges) and EBIT (earnings before interest and tax) exclude profit on disposals and CRH's share of joint ventures' and associates' profit after tax.
 2   In 2013 earnings per share before impairment charges and related tax amounted to 59.5c.

Albert Manifold, Chief Executive, said today:
"2014 was a year of strong strategic, operational and financial progress for CRH. We were able to use the underlying strength of our business to capitalise on the recovering markets and deliver a return to profit and margin growth. With further improvements expected in market conditions across our main geographies, together with easing commodity prices, the benefits of cost efficiencies and a favourable exchange translation effect, we expect 2015 to be another year of progress."

Announced Thursday 26 February 2015

2014 FULL YEAR RESULTS

OVERVIEW

2014 was a year of growth for CRH, with different trends in the two halves. Europe in particular benefited from favourable weather conditions in the first half, and was the main driver of the 5% increase in like-for-like sales for the period. In the second half, the improving momentum in the Americas resulted in an 8% increase in like-for-like sales which more than offset the moderating second-half trends experienced in Europe. Overall like-for-like sales for the year increased by 4%.

With increasing demand in the Americas and overall progress in Europe, profits and margins increased in all six segments with strong operating leverage also delivered. EBITDA amounted to €1,641 million, an 11% increase on 2013 and somewhat ahead of the guidance provided in the Interim Management Statement on 11 November 2014. This outturn reflects a 10% EBITDA growth in the Americas, with our European operations delivering EBITDA growth of 14% in 2014.

Depreciation and amortisation charges in 2014 amounted to €675 million (2013: €725 million). In addition, an impairment charge of €49 million was recognised in 2014 in respect of the carrying value of certain tangible fixed assets. In 2013 the Group recorded total impairment charges of €755 million, arising primarily as a result of the review of the portfolio initiated by the Group in November 2013; of this, €650 million related to tangible and intangible assets of subsidiary companies, and €105 million related to equity-accounted entities.

Divestments and asset disposals during the year generated total profits on disposal of €77 million, an increase of €51 million compared with 2013.

The Group's share of profits from equity-accounted entities at €55 million (2013 pre-impairment: €61 million) was in line with November guidance and reflected the divestment of our Turkish joint venture Denizli Çimento  during the year.

With these movements, and with financing costs which were marginally below last year, the Group reported profit before tax of €761 million in 2014 (2013: loss of €215 million). Earnings per share for the year were 78.9c; in 2013 we reported a loss per share of 40.6c; excluding the impairment charge of €755 million and related tax, adjusted earnings per share in 2013 were 59.5c.

Note 2 on Page 15 analyses the key components of 2014 performance.

DIVIDEND

The Board is recommending a final dividend of 44c per share, in line with the final dividend for 2013. This gives a total dividend of 62.5c for the year, maintained at last year's level. The net after-tax profit of €584 million for 2014 results in earnings per share for the year of 78.9c, representing a cover of 1.26 times the proposed dividend for 2014.

It is proposed to pay the final dividend on 12 May 2015 to shareholders registered at the close of business on 6 March 2015. A scrip dividend alternative will be offered to shareholders.

COST REDUCTION/PROFIT IMPROVEMENT PROGRAMME

CRH was one of the first companies in the building materials sector to commence a detailed programme, which we started in early 2007, to reduce costs and to scale capacity as we adapted to changing demand patterns. This ongoing cost reduction programme continues to focus on improving the Group's cost base with incremental savings of €118 million delivered in 2014. We remain on track to deliver a further €75 million in 2015 which will bring cumulative savings by end-2015 to €2.6 billion. Costs incurred in implementing the savings amounted to €51 million (2013: €71 million), bringing the cumulative total cost of implementation of the programme to €610 million.

CAPITAL EFFICIENCY

During 2014 we completed a detailed review of our portfolio and commenced a multi-year divestment programme, of businesses which no longer meet our returns and growth criteria, or for which we believe CRH is no longer the best long-term owner. We remain focused on optimising our portfolio to meet our financial objectives and prioritising the allocation and reallocation of capital as we reset for growth and restore margins and returns to peak levels.

Total acquisition and investment activity for 2014 amounted to €0.19 billion (2013: €0.72 billion) on a total of 21 bolt-on transactions which will contribute annualised sales of approximately €0.18 billion, of which €0.12 billion has been reflected in our 2014 results.

Our Heavyside operations in Europe acquired selected readymixed concrete and aggregates assets of Cemex Ireland (including 12 million tonnes of high quality reserves) and a precast concrete business in Denmark. Our Europe Distribution business completed six acquisitions in the Benelux, France and Germany which added a total of nine branches to our network.

Eight bolt-on acquisitions were completed by our Americas Materials Division in 2014 across the US adding over 230 million tonnes of aggregates reserves. Our Americas Products Division completed five transactions in the Precast, Architectural Products and Construction Accessories businesses.

A total of 16 divestments, together with asset disposals during the year, generated proceeds of €0.35 billion; transactions amounting to a further €0.58 billion were signed in 2014 and are expected to close in the first quarter of 2015.

In Europe, the disposal of CRH's 50% equity stake in Denizli Çimento, the Group's only involvement in the Turkish construction market, was the largest single divestment to complete in 2014, realising proceeds of €170 million. The Heavyside Division also disposed of a number of readymixed concrete and concrete products businesses, while all three Europe Divisions realised proceeds from the disposal of surplus assets. As most of the divested entities had been equity-accounted by CRH, the impact of these divestments on Group sales is not material.

In the Americas, our Materials Division disposed of several non-core operations across the United States. The Products Division sold five operations in the Precast, Architectural Products and Building Envelope businesses.

FINANCE

Total net finance costs of €288 million (2013: €297 million) included discount unwinding and pension-related financial expenses of €42 million (2013: €48 million). Net debt-related interest amounted to €246 million (2013: €249 million).

The tax charge of €177 million for the year (2013 pre-impairment: €105 million) equated to an effective tax rate (tax charge as a % of pre-tax profit) of 23.2%, compared with 19.4% (pre-impairment) in 2013.

Reflecting the Group's continued strong focus on cash management, year-end net debt reduced by €0.5 billion to €2.5 billion, and was in line with the guidance provided in our November IMS. Net debt to EBITDA was 1.5x (2013: 2.0x) and, based on net debt-related interest costs, EBITDA/interest cover for 2014 was 6.7x (2013: 5.9x).

Two bond issues were completed during 2014: in July a €600 million 7-year bond was issued with a coupon of 1.75% and in September the Group's first Swiss bond issuance for a further CHF330 million 8-year bond with a coupon of 1.375% was completed. These were the lowest-ever coupons obtained by the Group and reflect CRH's commitment to managing debt and maintaining an investment grade credit rating.

The Group ended 2014 in a very strong financial position with total liquidity at end 2014 of €5.9 billion comprising €3.3 billion of cash and cash equivalents on hand and €2.6 billion of committed undrawn facilities which do not mature until 2019.

OUTLOOK

In the United States, the pace of GDP growth is expected to pick up in 2015 and we believe that the fundamentals are in place for continued positive momentum in the economy. Demand in the residential construction market continues to expand, albeit at a more moderate rate, while recovery in the non-residential market is starting to gather pace. While the infrastructure market remains broadly stable, there is upside potential due to the growing economy and increased state spending.

In Europe, the general market environment continues to normalise across our main markets. The outlook for 2015 is somewhat mixed, particularly in the first half for which the 2014 comparatives reflect the benefit of very benign weather conditions. In our generally stable markets in Western Europe we expect to see some improvement in overall demand in 2015, particularly in residential activity. While the outlook in Ukraine remains very uncertain, we anticipate that demand will increase in Eastern Europe, driven primarily by an expected pick up in the roads programme in Poland towards the second half of the year.

With the improvements expected in market conditions across our main geographies, together with easing commodity prices, the benefits of cost efficiencies and a favourable foreign exchange translation effect, we expect 2015 to be a further year of progress.

POST BALANCE SHEET EVENTS

On 1 February 2015, CRH announced that it had made a binding irrevocable offer to acquire certain businesses and assets of Lafarge S.A. ("Lafarge") and Holcim Ltd ("Holcim") for a total enterprise value of €6.5 billion. The proposed acquisition is conditional on CRH shareholder approval at an Extraordinary General Meeting to be held on 19 March 2015, the successful completion of the proposed merger of Lafarge and Holcim and the completion of certain local reorganisations in advance of the acquisition. The Board believes that this acquisition, which arises from the decision by Lafarge and Holcim to divest certain of their businesses and assets in order to obtain regulatory clearances necessary to complete their merger, represents a compelling strategic opportunity for CRH. The acquisition will be funded through a combination of €2 billion in existing cash resources, the proceeds of €1.6 billion from the placing, completed on 5 February 2015, of 74,039,915 ordinary shares in CRH plc (which rank pari passu in all respects with the existing ordinary shares including the right to receive all future dividends declared or paid after the date of the placing) and by new debt facilities in the amount of €2.9 billion. See Note 15 on page 27 for further details.

EUROPE HEAVYSIDE
	%			Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Divestments	Restructuring /Impairment	Pensions /CO2	Exchange
Sales revenue	4%	3,929	3,786	143	105	51	-4	-	-	-9
EBITDA*	17%	380	326	54	47	2	1	22	-11	-7
Operating profit*	138%	151	-395	546	73	-2	1	489	-11	-4
EBITDA/sales		9.7%	8.6%
Op. profit/sales		3.8%	-10.4%
*EBITDA and operating profit exclude profit on disposals No pension restructuring gains were recorded (2013: €12 million) Gains from CO2 trading amounted to €9 million (2013: €8 million)						Restructuring costs amounted to €15 million (2013: €37 million) Impairment charges of €35 million were incurred (2013: €502 million)

The commentary below excludes the impact of impairment charges on operating profit.

Excellent weather conditions, especially in the first quarter, provided a platform for a like-for-like sales increase of 7% in the first six months. With sales marginally behind 2013 in the second half, overall like-for-like sales for the year increased by 3%. The EBITDA margin improved significantly due to increased capacity utilisation, efficiency measures, cost savings and relatively stable input costs.

Western Europe (55% of EBITDA)
Sales increased by 4% in 2014 with double digit growth in Ireland and the UK partly offset by declines in the Benelux and France. EBITDA increased significantly, mainly driven by excellent results in the UK.

With the residential construction market remaining strong in Switzerland, our cement volumes were 8% ahead of 2013, although we continued to experience price pressure. Prices in the downstream businesses were stable while volumes declined slightly. Overall operating profit declined. In the UK the residential market remained very strong both for our clay and concrete businesses, and sales and operating profit increased during the year. There was a mixed outcome in the Benelux. While overall demand in the Netherlands was weak, resulting in lower volumes for readymixed concrete and landscaping products, cement volumes remained in line with the prior year and in Belgium were better than in 2013. Both markets experienced significant price pressure and operating profit was lower than prior year. In Ireland an increase in residential activity in Dublin resulted in higher volumes, however prices remained competitive due to overcapacity in the market. Overall operating profit was in line with 2013.

Construction output in France continued to decline and precast concrete volumes fell sharply resulting in lower operating profit. In Germany, volumes were higher in our concrete landscaping activity and prices remained under pressure; underlying operating profit was in line with 2013. Residential activity in Denmark improved, and although pricing remained difficult due to the overcapacity in the market; operating profit increased. In Spain, the decline in national cement volumes moderated, while volumes for our cement business in the Basque region were slightly ahead of 2013; overall operating profit was ahead of the 2013 outcome.

Eastern Europe (45% of EBITDA)
Our operations benefited from favourable weather at the start of the year, with like-for-like sales up 9% in the first half. However, sales fell by 6% in the second half, resulting in a marginal increase in like-for-like sales for the year overall. The slight improvement was achieved against a backdrop of political turmoil in Ukraine offset by improved demand in Poland. A relatively stable input cost environment, together with ongoing efficiency measures, resulted in an overall stable EBITDA margin.

Construction output in Poland increased by 5% in 2014, reflecting an early start to the season due to very mild weather in the first quarter, stronger economic growth and a pick-up in the previously sluggish residential sector. National cement volumes for the year increased by 6%. Our readymixed concrete and landscaping volumes also increased. While prices for many of our products remained under pressure, operating profit in Poland increased due to strong volumes and the benefit of previously implemented cost reduction programmes. Despite the uncertain political backdrop in Ukraine and a 13% reduction in national construction output, our like-for-like cement volumes were only down 1% on 2013 reflecting the concentration of our plants in western Ukraine and the ongoing commitment and dedication of our Ukrainian-based team. Due to better pricing, continued focus on cost efficiencies and the full year benefit of the acquisition of Mykolaiv, operating profit in local currency was ahead of 2013. Construction output in Finland remained relatively weak in 2014 mainly as a result of a continuing decline in housing starts and a 2% drop in our cement volumes. Volumes and prices in readymixed concrete and aggregates were also under pressure and operating profit was below 2013. Sales and operating profit were ahead in 2014 in our concrete products operations in Romania, Hungary and Slovakia as a result of improved activity.

EUROPE LIGHTSIDE
	%			Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Restructuring /Impairment	Pensions	Exchange
Sales revenue	7%	913	856	57	53	-	-	-	4
EBITDA*	32%	94	71	23	22	-	1	-1	1
Operating profit*	154%	71	28	43	31	-	14	-1	-1
EBITDA/sales		10.3%	8.3%
Op. profit/sales		7.8%	3.3%
*EBITDA and operating profit exclude profit on disposals No pension restructuring gains were recorded (2013: €1 million)					Restructuring costs amounted to €5 million (2013: €6 million) No impairment charges were recorded (2013: €13 million)

The commentary below excludes the impact of impairment charges on operating profit.

2014 saw good progress for Europe Lightside, with our portfolio of businesses benefiting from mild weather early in the year. Like-for-like sales were 6% ahead of 2013, helped by good export levels to markets outside of Europe. Market demand in the Netherlands and France remained weak, while activity in Germany, Belgium and Switzerland was more resilient. The UK experienced robust growth, particularly in residential construction. With the benefit of new product innovation, market share gains and cost reduction initiatives, the division achieved substantial growth in both EBITDA and operating profit margins.

Construction Accessories (55% of EBITDA)
This division supplies a broad range of connecting, fixing and anchor systems to the construction industry. Like-for-like sales grew by almost 6% in 2014, with a significant increase in operating profit. Engineered Accessories benefited from new product innovation and previous restructuring initiatives. Our businesses in Germany and the UK delivered strong growth in operating profits, while Switzerland also performed well. The more commodity-focussed Building Site Accessories businesses had a mixed year, with better performances in the UK, Belgium and Spain offset by rationalisation costs and more difficult trading conditions in Germany and France.

Shutters & Awnings (25% of EBITDA)
Our operations in this division serve the attractive RMI and residential end-use markets, supplying sun-protection, energy-saving, and outdoor-living technologies. The Netherlands business benefited from the introduction of innovative new products with strong margins. The UK business also delivered improved sales and margins. In Germany, strong demand for our awnings products was offset by a weaker performance in the shutters business due to lower exports to France and restructuring measures. Overall, like-for-like sales and operating profits increased.

Fencing & Cubis (20% of EBITDA)
Our Permanent Fencing business again experienced difficult markets, especially in the Netherlands, although a number of initiatives contributed to improved sales and operating profits. Despite challenging market conditions, results for Mobile Fencing were only slightly lower year-on-year, as a result of various operational excellence measures.  Cubis, our composite access chamber business, had another good year in which sales and operating profits increased due to strong UK demand and the introduction of a range of new products.

EUROPE DISTRIBUTION
	%			Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Restructuring /Impairment	Pensions	Exchange
Sales revenue	2%	3,999	3,936	63	7	41	-	-	15
EBITDA*	2%	190	186	4	15	-	-	-11	-
Operating profit*	6%	112	106	6	14	-1	4	-11	-
EBITDA/sales		4.8%	4.7%
Op. profit/sales		2.8%	2.7%
*EBITDA and operating profit exclude profit on disposals No pension restructuring gains were recorded (2013: €11 million)					Restructuring costs amounted to €4 million (2013: €4 million) No impairment charges were recorded (2013: €4 million)

With the benefit of mild weather in the early months of 2014, first-half like-for-like sales increased by 4%. Although the Netherlands saw some recovery in consumer confidence as the year progressed, financing conditions remained tight; our other key markets, particularly Switzerland, France and Germany, experienced more subdued demand and intense competition.  While sales in the third quarter declined by 4% on a like-for-like basis, by December activity had flattened to a level similar to last year, resulting in a full year like-for-like sales outturn that was broadly similar to 2013.  With the benefit of procurement and other commercial excellence initiatives, and in spite of the absence in 2014 of the once off pension gain of €11 million reported in 2013, overall operating profit and margin was ahead of last year.

Six builders merchants acquisitions were completed in 2014 at a total cost of €27 million. In the Benelux, we acquired seven branches mainly to expand our footprint in our growing builders merchants platform in Belgium. We also acquired two branches in northern France, strengthening our network in Normandy.

Professional Builders Merchants (45% of EBITDA)
Overall operating profit for our wholly-owned professional builders merchants business, which operates 343 branches in six countries, was ahead of 2013. Mild first quarter weather together with the incremental contribution from acquisitions offset weaker demand as the year progressed, resulting in full year sales in line with the previous year. Operating profit advanced mainly due to procurement initiatives in the Benelux and France and ERP optimisation in Austria. Sales in the Benelux ended slightly ahead of 2013 due mainly to our recent Belgian acquisitions with operating profit well ahead as a result of procurement and cost savings initiatives. In Switzerland, sales finished slightly behind 2013, with the main driver for lower sales being a softening of local residential markets in particular; operating profit was impacted by lower volumes and pricing pressure partly coming from the strong Swiss Franc. Our builders merchants activities in Germany made a strong start to the year in mild weather; this moderated as the year progressed leaving full year sales and operating profit slightly ahead of prior year. Sales in France were slightly ahead of 2013 due to acquisition contributions, while operating profit improved following a continued focus on pricing, purchasing and cost control. Sales levels in Austria were slightly behind 2013, although operating profit was ahead due to measures taken to leverage the recently implemented ERP system.

Sanitary, Heating and Plumbing ("SHAP") (25% of EBITDA)
Sales in our SHAP business, which operates 132 branches, were ahead of 2013 due to an organic improvement in our Belgian businesses which continue to perform strongly. Sales in our German business moderated in the second half, finishing broadly in line with prior year. Due to the challenging market conditions in Switzerland, results were lower compared with 2013. Underlying operating profit for our SHAP activities in 2014 was broadly in line with 2013 as organic improvement in Belgium was offset by weaker Swiss results.

DIY (30% of EBITDA)
Our wholly-owned DIY business operates 184 stores in the Netherlands, Germany and Belgium. Similar to our other businesses, DIY made a strong start to 2014 with garden sales in particular benefiting from mild weather conditions. Despite improving consumer confidence and mild weather, competition remained intense in the Dutch market with high levels of price discounting featuring prominently during the year. Overall sales ended broadly in line with 2013 in both the Netherlands and Belgium. Sales in our DIY business in Germany were higher than the previous year in part due to recent greenfield investments. Overall operating profit for the DIY business was ahead of the prior year with weaker pricing in the Netherlands more than offset by cost savings initiatives, lower restructuring costs and a good performance in our German DIY business.

AMERICAS MATERIALS
	%			Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Divestments	Restructuring /Impairment	Exchange
Sales revenue	7%	5,070	4,721	349	317	37	-2	-	-3
EBITDA*	9%	609	557	52	42	7	-	3	-
Operating profit*	57%	355	226	129	61	5	-	63	-
EBITDA/sales		12.0%	11.8%
Op. profit/sales		7.0%	4.8%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €9 million (2013: €12 million) No impairment charges were recorded (2013: €60 million)

The commentary below excludes the impact of impairment charges on operating profit.

After the early months of 2014 which were impacted by harsh winter weather, trading conditions improved as the year progressed, led by improved residential and non-residential segments and stable infrastructure. Americas Materials delivered another year of growth, with like-for-like sales revenues growing 7% and overall EBITDA increasing 9% compared to 2013. Positive trends in pricing continued for the third year in a row for aggregates and readymixed concrete, with asphalt pricing also improving in 2014.

Americas Materials completed 8 acquisition transactions in 2014 at a total cost of €91 million, adding over 230 million tonnes of aggregates reserves, 2 operating quarries, 6 asphalt plants and 2 aggregates terminals, with annual production of 4.3 million tonnes of aggregates and 0.2 million tonnes of asphalt. In addition divestments during the year generated proceeds of €12 million.

Energy and related costs: The price of bitumen, a key component of asphalt mix, increased by 3% in 2014 following a 4% decrease in 2013. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, decreased by 2% and 3% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, remained flat. Recycled asphalt and shingles accounted for approximately 22% of total asphalt requirements in 2014, lessening demand on virgin bitumen.

Aggregates: Like-for-like volumes increased 6% from 2013 while total volumes including acquisitions increased 10%. Average prices increased by 2% on a like-for-like basis and 1% overall compared with 2013. These price and volume increases, together with efficient cost control, resulted in improved margin for our aggregates business.

Asphalt: Volumes increased 5% on a like-for-like basis and 6% overall compared to 2013. Volume increases together with pricing increases of 1% contributed to an overall asphalt margin expansion.

Readymixed Concrete: Like-for-like volumes increased 6% while total volumes including acquisitions were up 7% compared with 2013. Average prices increased 4% on both a like-for-like and an overall basis, contributing to margin expansion for this business.

Paving and Construction Services: With flat federal funding and pockets of increased state infrastructure spending, like-for-like sales increased 2% and overall sales including acquisitions increased 3%. Bidding continued to be under pressure in a competitive environment. However, efficient cost controls enabled overall margin to improve by 0.5% in 2014.

Regional Performance
East (65% of EBITDA): The East region comprises operations in 23 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. After a harsh winter, the Northeast division was able to take advantage of favourable weather and improving economic conditions during the remainder of the year with operating profit growing strongly compared with 2013. Operating profit was more stable in the Mid-Atlantic and Central divisions where very wet conditions hampered activity in the peak production months. The strong residential and non-residential markets in Florida contributed to higher volumes, better prices and margin growth in the Southeast division. Overall operating profit for the East region was higher than in 2013, with overall volumes 7%, 6% and 5% ahead of prior year for aggregates, asphalt and readymixed concrete respectively.

West (35% of EBITDA): The West region has operations in 21 states, the most important of which are Utah, Texas, Washington, Iowa, Kansas and Colorado. All three divisions, Central West, Northwest, and Mountain West reported higher operating profit. Early season earnings improvements throughout the West continued into the autumn and early winter, with modest price gains building on strong operating and overhead cost management across the product lines. Recovery in construction margins provided very positive year-on-year improvements from this line of business. Overall West volumes increased 15%, 4% and 9% ahead of 2013 for aggregates, asphalt and readymixed concrete respectively.

AMERICAS PRODUCTS
	%			Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Divestments	Restructuring /Impairment	Exchange
Sales revenue	5%	3,225	3,068	157	169	75	-19	-	-68
EBITDA*	7%	263	246	17	24	6	-1	-7	-5
Operating profit*	113%	145	68	77	24	2	-	50	1
EBITDA/sales		8.2%	8.0%
Op. profit/sales		4.5%	2.2%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €18 million (2013: €11 million) Impairment charges of €14 million were incurred (2013: €71 million)

The commentary below excludes the impact of impairment charges on operating profit.

Our Products business in the Americas is located primarily in the United States but also in Canada, Mexico and South America. Construction activity in the eastern and northern parts of North America was hampered by unseasonably wintry weather into May. Good weather in the second half of the year and an ongoing pick-up in US macroeconomic fundamentals, particularly stronger labour markets and consumer confidence, led to improved trading results in the remainder of the year. Overall like-for-like sales increased by 6%. With improving market conditions, input cost pressures accelerated but were more than offset by the effects of improved operational efficiencies and targeted price increases. Combined with the benefits of organic growth, cost reduction initiatives and contributions from acquisitions, Americas Products achieved a 7% increase in EBITDA and improved margins.

Five bolt-on acquisitions were completed in 2014 at a total spend of €60 million. The acquisition by our Architectural Products Group ("APG") of Hope Agri Products, a supplier of packaged mulches and soils, extended our footprint into the growing Texas market; while five divestments in 2014 generated net proceeds of €50 million.
Architectural Products (55% of EBITDA)
APG is a leading supplier of masonry and hardscape products, packaged lawn and garden products, clay brick and fencing solutions. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. The business benefited from improving private residential and non-residential construction and increasing RMI spend. In general, activity was more robust in the West and South, while trading in the Midwest, Northeast, and Eastern Canada started slowly during the first four months due to unseasonably bad weather. The strengthening housing market, together with product innovation and commercial initiatives, drove gains across nearly all business segments resulting in a 7% increase in like-for-like sales compared with 2013. While our markets remain competitive, the combination of cost reduction measures and selected price improvements broadly offset the impact of higher input costs. Overall, APG recorded strong improvements in operating profit and margin for the year.
Precast (20% of EBITDA)
The Precast group manufactures a broad range of value-added concrete and polymer-based products primarily for utility infrastructure applications. In addition, the business is a leading manufacturer of accessories to the concrete construction industry. While public infrastructure spend remained subdued, the business saw an otherwise improved market environment in 2014 and registered solid sales gains as growth initiatives continued to deliver. Operating profit increases were achieved in most precast markets although selected areas were slow to recover from the weather-impacted start to the year. Our utility enclosures and construction accessories businesses also continued to grow and improve. Overall, like-for-like sales rose by 5%, operating profit was marginally ahead and backlogs continued to improve.
BuildingEnvelope® (20% of EBITDA)
The BuildingEnvelope® group is North America's leading supplier of architectural glass and aluminium glazing systems that close the building envelope. New non-residential building activity, a key market segment for this business, experienced improved market conditions and healthy increases in demand in 2014. Sales growth was also driven by ongoing initiatives to gain market share and differentiate the business through innovative product and technology offerings. Organic sales rose 2%, slightly less than the overall market, as our Engineered Glazing Systems ("EGS") division concentrated on completing existing major project work. The Architectural Glass and Storefront division continued to benefit from an improved pricing environment, resilient non-residential RMI activity and a generally more favourable product mix. With a tight focus on cost control, product quality and improved processes, the business delivered operating profit and margin improvements.
South America (5% of EBITDA)
Our South American operations were negatively impacted by challenging economic conditions and operating profit was lower than in 2013. Slow economic growth and high inflation led to lower volumes and higher operating costs in the Argentine clay products businesses. Our Chilean business also recorded reduced profits due to soft demand in a very competitive market.

AMERICAS DISTRIBUTION
	%			Total	Analysis of change
€ million	Change	2014	2013	Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	7%	1,776	1,664	112	80	33	-	-1
EBITDA*	18%	105	89	16	14	1	1	-
Operating profit*	24%	83	67	16	15	-	1	-
EBITDA/sales		5.9%	5.3%
Op. profit/sales		4.7%	4.0%
*EBITDA and operating profit exclude profit on disposals					No restructuring costs were recorded (2013: €1 million)

Americas Distribution, trading as Allied Building Products ("Allied"), experienced improved performance across its activities in 2014, leading to strong overall reported results. Both business divisions benefited from sales growth providing increased operating profit compared to 2013. Performance in our Exterior Products business was led by strong demand in our Midwest (Chicago) and Mountain (Colorado) markets aided by early storm activity. The Northeast and West Coast markets experienced modest setbacks due to the completion of Hurricane Sandy rebuilding efforts in New York / New Jersey and exceptionally dry and drought-like weather patterns experienced in California. The Interior Products business continued to show growth as both volumes and pricing improved throughout the year.  The strongest gains were experienced in our Atlantic markets, in part due to the full year effect of our prior year acquisitions, and also the Southwest and West markets which were driven by multi-family construction.

In 2014, Allied management maintained its focus on improving employee safety, controlling variable costs, streamlining administrative procedures and eliminating redundant processes. The simplification of our business processes, along with the ongoing evolution of our organisational structure and go-to-market strategies, is aimed at improving business integration and enhancing operating leverage, allowing for greater economies of scale as our business, and the overall market, grows.

While no acquisitions were completed within the Americas Distribution group in 2014, we have continued to build on our organic greenfield and service centre strategy by opening six bolt-on locations within some of our key existing markets. Our service centre model enables us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. Progress continued to be made in 2014 to increase brand awareness of TriBuilt, our proprietary private label brand, as both sales and product offerings grew. The addition of our new service centre locations combined with the continued growth of our TriBuilt private label brand and our commitment to developing our people continued to differentiate Allied in the marketplace.

Exterior Products (60% of EBITDA)
The Exterior Products business is largely comprised of both commercial and residential roofing, siding and related products, and is the third largest distributor in the United States. Exterior Products demand is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related). Commercial roofing experienced modest industry-wide growth while residential roofing shipments saw a slight decline leading to an overall flat market from 2013. As a result, product mix shifted more towards lower-margin commercial products. Additionally, with no volume growth, markets across the industry remained very competitive leading to pricing pressure in all regions. In spite of flat market conditions and the pressures mentioned above, the Exterior Products division reported modest sales growth and operating profit just slightly behind prior year.

Interior Products (40% of EBITDA)
The Interior Products business, which is the third largest specialty distributor in the United States, sells gypsum wallboard, acoustical ceiling systems and related products to specialised contractors. The primary market is new construction including residential, multi-family and commercial, with limited exposure to the repair and remodel market. Performance in this business was strong in all markets with increased volumes and prices of core products contributing to higher sales and improved operating margins. In addition, a more favourable mix toward higher margin core products combined with efficiency initiatives implemented in recent years, helped to drive improved sales and operating profit for 2014.

CONSOLIDATED INCOME STATEMENT

For the financial year ended 31 December 2014

	2014	2013
	€ m	€ m
Revenue	18,912	18,031
Cost of sales	(13,427)	(13,153)
Gross profit	5,485	4,878
Operating costs	(4,568)	(4,778)
Group operating profit	917	100
Profit on disposals	77	26
Profit before finance costs	994	126
Finance costs	(254)	(262)
Finance income	8	13
Other financial expense	(42)	(48)
Share of equity accounted investments' profit/(loss)	55	(44)
Profit/(loss) before tax	761	(215)
Income tax expense	(177)	(80)
Group profit/(loss) for the financial year	584	(295)

Profit/(loss) attributable to:
Equity holders of the Company	582	(296)
Non-controlling interests	2	1
Group profit/(loss) for the financial year	584	(295)

Earnings/(loss) per Ordinary Share
Basic	78.9c	(40.6c)
Diluted	78.8c	(40.6c)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the financial year ended 31 December 2014
Group profit/(loss) for the financial year	584	(295)
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	599	(373)
Losses relating to cash flow hedges	(6)	(2)
	593	(375)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(414)	162
Tax on items recognised directly within other comprehensive income	69	(43)
	(345)	119

Total other comprehensive income for the financial year	248	(256)
Total comprehensive income for the financial year	832	(551)

Attributable to:
Equity holders of the Company	830	(552)
Non-controlling interests	2	1
Total comprehensive income for the financial year	832	(551)

CONSOLIDATED BALANCE SHEET

As at 31 December 2014

	2014	2013
	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	7,422	7,539
Intangible assets	4,173	3,911
Investments accounted for using the equity method	1,329	1,340
Other financial assets	23	23
Other receivables	85	93
Derivative financial instruments	87	63
Deferred income tax assets	171	107
Total non-current assets	13,290	13,076

Current assets
Inventories	2,260	2,254
Trade and other receivables	2,644	2,516
Current income tax recoverable	15	26
Derivative financial instruments	15	17
Cash and cash equivalents	3,262	2,540
Assets held for sale	531	-
Total current assets	8,727	7,353
Total assets	22,017	20,429

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	253	251
Preference share capital	1	1
Share premium account	4,324	4,219
Treasury Shares and own shares	(76)	(118)
Other reserves	213	197
Foreign currency translation reserve	57	(542)
Retained income	5,405	5,654
Capital and reserves attributable to the Company's equity holders	10,177	9,662
Non-controlling interests	21	24
Total equity	10,198	9,686

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5,419	4,579
Derivative financial instruments	3	34
Deferred income tax liabilities	1,305	1,166
Other payables	257	289
Retirement benefit obligations	711	410
Provisions for liabilities	257	231
Total non-current liabilities	7,952	6,709

Current liabilities
Trade and other payables	2,894	2,754
Current income tax liabilities	154	151
Interest-bearing loans and borrowings	447	961
Derivative financial instruments	20	19
Provisions for liabilities	139	149
Liabilities associated with assets classified as held for sale	213	-
Total current liabilities	3,867	4,034
Total liabilities	11,819	10,743
Total equity and liabilities	22,017	20,429

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 December 2014

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2014	252	4,219	(118)	197	(542)	5,654	24	9,686
Group profit for 2014	-	-	-	-	-	582	2	584
Other comprehensive income	-	-	-	-	599	(351)	-	248
Total comprehensive income	-	-	-	-	599	231	2	832
Issue of share capital (net of expenses)	2	105	-	-	-	-	-	107
Share-based payment expense
- Share option schemes	-	-	-	1	-	-	-	1
- Performance Share Plans/ Restricted Share Plan	-	-	-	15	-	-	-	15
Treasury/own shares reissued	-	-	42	-	-	(42)	-	-
Share option exercises	-	-	-	-	-	22	-	22
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(460)	(4)	(464)
Acquisition of non-controlling interests	-	-	-	-	-	-	(1)	(1)
At 31 December 2014	254	4,324	(76)	213	57	5,405	21	10,198

For the financial year ended 31 December 2013

At 1 January 2013	250	4,133	(146)	182	(169)	6,303	36	10,589
Group loss for 2013	-	-	-	-	-	(296)	1	(295)
Other comprehensive income	-	-	-	-	(373)	117	-	(256)
Total comprehensive income	-	-	-	-	(373)	(179)	1	(551)
Issue of share capital (net of expenses)	2	86	-	-	-	-	-	88
Share-based payment expense
- Share option schemes	-	-	-	1	-	-	-	1
- Performance Share Plans/ Restricted Share Plan	-	-	-	14	-	-	-	14
Treasury/own shares reissued	-	-	34	-	-	(34)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(6)	-	-	-	-	(6)
Share option exercises	-	-	-	-	-	19	-	19
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(455)	(1)	(456)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
Acquisition of non-controlling interests	-	-	-	-	-	-	(13)	(13)
At 31 December 2013	252	4,219	(118)	197	(542)	5,654	24	9,686

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial year ended 31 December 2014

	2014	2013
	€ m	€ m
Cash flows from operating activities
Profit/(loss) before tax	761	(215)
Finance costs (net)	288	297
Share of equity accounted investments' result	(55)	44
Profit on disposals	(77)	(26)
Group operating profit	917	100
Depreciation charge	631	671
Amortisation of intangible assets	44	54
Impairment charge	49	650
Share-based payment expense	16	15
Other (primarily pension payments)	(66)	(96)
Net movement on working capital and provisions	35	77
Cash generated from operations	1,626	1,471
Interest paid (including finance leases)	(262)	(269)
Corporation tax paid	(127)	(110)
Net cash inflow from operating activities	1,237	1,092

Cash flows from investing activities
Proceeds from disposals	345	122
Interest received	8	13
Dividends received from equity accounted investments	30	33
Purchase of property, plant and equipment	(435)	(497)
Acquisition of subsidiaries (net of cash acquired)	(151)	(336)
Other investments and advances	(3)	(78)
Deferred and contingent acquisition consideration paid	(26)	(105)
Net cash outflow from investing activities	(232)	(848)

Cash flows from financing activities
Proceeds from exercise of share options	22	19
Acquisition of non-controlling interests	(1)	(13)
Increase in interest-bearing loans, borrowings and finance leases	901	1,491
Net cash flow arising from derivative financial instruments	(11)	64
Treasury/own shares purchased	-	(6)
Repayment of interest-bearing loans, borrowings and finance leases	(934)	(586)
Dividends paid to equity holders of the Company	(353)	(367)
Dividends paid to non-controlling interests	(4)	(1)
Net cash (outflow)/inflow from financing activities	(380)	601
Increase in cash and cash equivalents	625	845

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	2,540	1,747
Translation adjustment	130	(52)
Increase in cash and cash equivalents	625	845
Cash and cash equivalents at 31 December	3,295	2,540

Reconciliation of opening to closing net debt
Net debt at 1 January	(2,973)	(2,909)
Debt in acquired companies	(7)	(44)
Debt in disposed companies	-	17
Increase in interest-bearing loans, borrowings and finance leases	(901)	(1,491)
Net cash flow arising from derivative financial instruments	11	(64)
Repayment of interest-bearing loans, borrowings and finance leases	934	586
Increase in cash and cash equivalents	625	845
Mark-to-market adjustment	(3)	10
Translation adjustment	(178)	77
Net debt at 31 December	(2,492)	(2,973)

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to the Consolidated Financial Statements

1.	Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).
Certain prior year disclosures have been amended to conform to current year presentation. An amount of €161 million has been reclassified from cost of sales to operating expenses in 2013 to align with current year presentation.

Adoption of new IFRS and/or IFRICs
A number of amendments to existing IFRS and a new interpretation of the International Financial Reporting Interpretations Committee became effective for, and have been applied in preparing, the Group's 2014 financial statements. The application of these amendments and interpretations did not result in material changes to the Group's Consolidated Financial Statements. Other than these changes, the financial statements have been prepared on a basis consistent with the prior year published financial statements.

Translation of Foreign Currencies
The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results and balance sheets into euro were:
	Average		Year ended 31 December
euro 1 =	2014	2013	2014	2013
US Dollar	1.3290	1.3281	1.2141	1.3791
Pound Sterling	0.8062	0.8493	0.7789	0.8337
Polish Zloty	4.1839	4.1975	4.2732	4.1543
Ukrainian Hryvnia	15.8908	10.8339	19.1814	11.3583
Swiss Franc	1.2147	1.2311	1.2024	1.2276
Canadian Dollar	1.4664	1.3684	1.4063	1.4671
Argentine Peso	10.7785	7.2892	10.2645	8.9910
Turkish Lira	2.9068	2.5335	2.8320	2.9605
Indian Rupee	81.0576	77.9300	76.7190	85.3660
Chinese Renminbi	8.1883	8.1646	7.5358	8.3491

2.	Key Components of 2014 Performance
€ million	Sales revenue	EBITDA(i)	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT	Pre-tax profit /(loss)

2013	18,031	1,475	100	26	(297)	(44)	(215)
Exchange effects	(62)	(11)	(4)	-	(1)	5	-
2013 at 2014 rates	17,969	1,464	96	26	(298)	(39)	(215)
Incremental impact in 2014 of:
- 2013/2014 acquisitions	237	16	4	-	-	(2)	2
- 2013/2014 divestments	(25)	-	1	43	-	(1)	43
- Restructuring and impairment costs (ii)	-	20	621	-	-	105	726
- Pension restructuring and CO2 gains	-	(23)	(23)	-	-	-	(23)
- Organic	731	164	218	8	10	(8)	228
2014	18,912	1,641	917	77	(288)	55	761

(i)
  Throughout this report, EBITDA is defined as earnings before interest, tax, depreciation, amortisation, impairment charges, profit on disposals and the Group's share of equity accounted investments' result.

(ii)	Restructuring costs of €51 million were incurred in 2014 (2013: €71 million). Total impairment charges in 2014 were €49 million (2013: €755 million).

3.	Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets

In conjunction with the ongoing portfolio review, the Group re-organised its European business in 2014. Following this, the Group is now organised into six segments: Europe Heavyside, Europe Lightside, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. Comparative segment information has been restated.

	2014		2013
	€ m	%	€ m	%
Revenue
Europe Heavyside	3,929	20.8	3,786	21.1
Europe Lightside	913	4.8	856	4.7
Europe Distribution	3,999	21.1	3,936	21.8
Americas Materials	5,070	26.8	4,721	26.2
Americas Products	3,225	17.1	3,068	17.0
Americas Distribution	1,776	9.4	1,664	9.2
	18,912	100.0	18,031	100.0
EBITDA
Europe Heavyside	380	23.2	326	22.1
Europe Lightside	94	5.7	71	4.8
Europe Distribution	190	11.6	186	12.6
Americas Materials	609	37.1	557	37.8
Americas Products	263	16.0	246	16.7
Americas Distribution	105	6.4	89	6.0
	1,641	100.0	1,475	100.0
Depreciation, amortisation and impairment
Europe Heavyside	229	31.6	721	52.5
Europe Lightside	23	3.2	43	3.1
Europe Distribution	78	10.8	80	5.8
Americas Materials	254	35.1	331	24.1
Americas Products	118	16.3	178	12.9
Americas Distribution	22	3.0	22	1.6
	724	100.0	1,375	100.0
Operating profit
Europe Heavyside	151	16.5	(395)	(395.0)
Europe Lightside	71	7.7	28	28.0
Europe Distribution	112	12.2	106	106.0
Americas Materials	355	38.7	226	226.0
Americas Products	145	15.8	68	68.0
Americas Distribution	83	9.1	67	67.0
	917	100.0	100	100.0
Profit on disposals
Europe Heavyside	38		6
Europe Lightside	1		6
Europe Distribution	6		(2)
Americas Materials	11		19
Americas Products	20		(3)
Americas Distribution	1		-
	77		26

3.	Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets - continued

	2014		2013
	€ m	%	€ m	%
Reconciliation of Group operating profit to profit/(loss) before tax:
Group operating profit (analysed on page 16)	917		100
Profit on disposals	77		26
Profit before finance costs	994		126
Finance costs less income	(246)		(249)
Other financial expense	(42)		(48)
Share of equity accounted investments' profit/(loss)	55		(44)
Profit/(loss) before tax	761		(215)

Total assets
Europe Heavyside	3,864	23.3	4,605	28.2
Europe Lightside	761	4.6	768	4.7
Europe Distribution	2,221	13.4	2,217	13.6
Americas Materials	6,245	37.7	5,510	33.8
Americas Products	2,542	15.3	2,360	14.5
Americas Distribution	951	5.7	853	5.2
	16,584	100.0	16,313	100.0
Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,329		1,340
Other financial assets	23		23
Derivative financial instruments	102		80
Income tax assets	186		133
Cash and cash equivalents	3,262		2,540
Assets held for sale	531		-
Total assets	22,017		20,429

4.	Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 44% of full-year 2014 (2013: 44%), while EBITDA for the first six months of 2014 represented 31% of the full-year out-turn (2013: 27%).

5.	Net Finance Costs
	2014	2013
	€ m	€ m
Finance costs	254	262
Finance income	(8)	(13)
Other financial expense	42	48
Total net finance costs	288	297
The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	258	255
Net credit re change in fair value of derivatives	(12)	(6)
Net debt-related interest costs	246	249
Net pension-related finance cost	14	22
Charge to unwind discount on provisions/deferred consideration	28	26
Total net finance costs	288	297

6.	Net Debt
	Fair value	Book value	Fair value	Book value
	2014		2013
Net debt	€ m	€ m	€ m	€ m
Non-current assets
Derivative financial instruments	87	87	63	63
Current assets
Derivative financial instruments	15	15	17	17
Cash and cash equivalents*	3,295	3,295	2,540	2,540
Non-current liabilities
Interest-bearing loans and borrowings	(5,845)	(5,419)	(4,821)	(4,579)
Derivative financial instruments	(3)	(3)	(34)	(34)
Current liabilities
Interest-bearing loans and borrowings	(457)	(447)	(978)	(961)
Derivative financial instruments	(20)	(20)	(19)	(19)
Group net debt	(2,928)	(2,492)	(3,232)	(2,973)
Cash at bank and in hand reclassified as held for sale	(33)	(33)	-	-
Group net debt excluding cash reclassified as held for sale	(2,961)	(2,525)	(3,232)	(2,973)

* 2014 includes €33 million of cash and cash equivalents reclassified as held for sale. See note 10 (b).
Gross debt, net of derivatives, matures as follows:
Within one year		452		963
Between one and two years		1,374		370
Between two and five years		1,034		1,694
After five years		2,927		2,486
Total		5,787		5,513

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:
	2014	2013
	€ m	€ m
Within one year	22	-
Between one and two years	-	40
Between two and five years	2,641	1,910
After five years	-	-
	2,663	1,950
Lender covenants
The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements. The financial covenants are:

(1)	Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2014 the ratio was 7.0 times (2013: 6.3 times).

(2)
    Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.0 billion (2013: €5.1 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2014, net worth (as defined in the relevant agreement) was €11.5 billion (2013: €10.9 billion).

7.	Share of Equity Accounted Investments' Profit/(Loss)

The Group's share of joint ventures' and associates' result after tax is equity accounted and is presented as a single-line item in the Consolidated Income Statement. It is analysed as follows:

	2014	2013
	€ m	€ m
Group share of:
Revenue	1,441	1,430
EBITDA	168	169
Operating profit/(loss)	96	(2)
Profit/(loss) after tax	55	(44)

Analysis of Group share of profit/(loss) after tax:
Share of joint ventures' profit/(loss) after tax	26	(28)
Share of associates' profit/(loss) after tax	29	(16)
Share of equity accounted investments' profit/(loss) after tax	55	(44)

8.	Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:

	2014	2013
	€ m	€ m
Group profit/(loss) for the financial year	584	(295)
Profit attributable to non-controlling interests	(2)	(1)
Numerator for basic and diluted earnings per Ordinary Share	582	(296)
Depreciation charge	631	671
Amortisation of intangible assets	44	54
Impairment of property, plant and equipment and intangible assets	49	650
Impairment of financial assets	-	105
Numerator for cash earnings per Ordinary Share (i)	1,306	1,184

	Number of	Number of
Denominator for basic and diluted earnings per Ordinary Share	Shares	Shares
Weighted average number of Ordinary Shares (millions) in issue	737.6	729.2
Effect of dilutive potential Ordinary Shares (share options) (millions)	0.7	-
Denominator for diluted earnings per Ordinary Share (millions)	738.3	729.2

Earnings /(loss) per Ordinary Share	€ cent	€ cent
- basic	78.9	(40.6)
- diluted	78.8	(40.6)

Cash earnings per Ordinary Share (i)	177.1	162.4

(i)
     Cash earnings per Ordinary Share, a non-GAAP financial measure, are presented here for information as management believes it is a useful financial indicator of the Group's ability to generate cash from operations.

9.	Summarised Cash Flow

	2014	2013
	€ m	€ m
Inflows
Profit/(loss) before tax	761	(215)
Depreciation, amortisation and impairment	724	1,375
	1,485	1,160
Outflows
Working capital inflow (i)	69	118
Tax payments	(127)	(110)
Capital expenditure	(435)	(497)
Other (ii)	(90)	65
	(583)	(424)

Operating cash inflow	902	736

Pension payments	(66)	(96)
Acquisitions and investments (iii)	(188)	(720)
Proceeds from disposals	345	283
Share issues (iv)	129	101
Dividends (before scrip dividend)	(460)	(455)
Translation and mark-to-market adjustments	(181)	87
Decrease/(increase) in net debt	481	(64)

(i)	Working capital inflow includes the difference between net finance costs (included in profit before tax) and interest paid and received.

(ii)
    Primarily non-cash items included in profit before tax, including profits on disposals/divestments of €77 million (2013: €26 million), share-based payments expense of €16 million (2013: €15 million), CRH's share of equity accounted investments' profit of €55 million (2013: €44 million loss), together with dividends received from equity accounted investments of €30 million (2013: €33 million).

(iii)
   Acquisitions and investments spend comprises consideration for acquisition of subsidiaries (including debt acquired and asset exchanges), deferred and contingent consideration paid, other investments and advances and acquisition of non-controlling interests (see note 11 (iv) on page 24).

(iv)	Proceeds from share issues include scrip dividends of €107 million (2013: €88 million) and in 2013 were net of own shares purchased of €6 million.

10.	Business and Non-Current Asset Disposals

(a)	Profit/(Loss) on Disposal

The following table provides an analysis of the proceeds and related profit/(loss) on disposals for the years ended 31 December 2014 and 2013:

	Business disposals		Disposal of other non - current assets		Total
	2014	2013	2014	2013	2014	2013
	€ m	€ m	€ m	€ m	€ m	€ m
Proceeds (i)	224	26	121	96	345	122
Profit/(loss)	39	(4)	38	30	77	26

(i)
Proceeds of €345 million (2013: €122 million) from business and non-current asset disposals are reported in cash flows from investing activities in the Consolidated Statement of Cash Flows on page 14. In addition, the businesses divested in 2014 had interest-bearing loans and borrowings of €nil million (2013: €17 million) which were assumed by the purchasers at the relevant dates of disposal. In the prior year we also completed an asset swap valued at €144 million. The total impact of the 2014 divestments on reported net debt of the Group was therefore €345 million (2013: €283 million); this is the figure reported for proceeds from disposals in the summarised cash flow above.

10.	Business and Non-Current Asset Disposals - continued

(b)	Assets Held for Sale

In November 2013, a Group-wide portfolio review was initiated which identified a number of business units which did not meet our future returns objectives and which were in line for divestment. This review was completed during 2014; a multi-year divestment programme commenced during the year, with proceeds of €0.35 billion realised on business and non-current asset disposals in 2014.

On 15 December 2014, the Group announced that it had reached agreement to dispose of its clay and concrete businesses in the United Kingdom (Europe Heavyside) and its clay business in the United States (Americas Products) for an Enterprise Value (EV) of Stg £414 million (€522 million). As part of the transaction, the purchaser will assume certain debt and pension liabilities and accordingly, the net cash consideration payable to CRH is expected to be approximately Stg £295 million. The transaction is expected to close in the first quarter of 2015. The assets associated with this transaction, together with a number of smaller business units, met the "held for sale" criteria set out in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations as at 31 December 2014 and the relevant assets and liabilities have accordingly been reclassified as assets or liabilities held for sale as appropriate as set out in the table below.

The businesses either divested in 2014 or held for sale at year-end 2014 are not considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5.

31 December 2014
€ m
Assets
Property, plant and equipment	262
Intangible assets	17
Financial assets	34
Deferred income tax assets	4
Inventories	102
Trade and other receivables	79
Cash and cash equivalents	33
Assets held for sale	531

Liabilities
Trade and other payables	98
Current income tax liabilities	4
Provisions for liabilities	7
Deferred income tax liabilities	23
Retirement benefit obligations (note 12)	81
Liabilities associated with assets classified as held for sale	213

Net assets held for sale	318

11.	Acquisitions

The principal acquisitions completed during the year ended 31 December 2014 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside: Denmark: selected assets of a precast concrete business (11 August); Ireland: selected assets of Cemex Ireland (31 August).

Europe Distribution: Belgium: Heumatop (24 March), Costermans (2 July) and Van Den Broeck (17 July); France: assets of two Toute Faire Materiaux branches (1 April); the Netherlands: Hoogeveen branch of Kroon Bouwcenter (9 April).

Americas Materials: Iowa: Shipley Contracting asphalt plant and paving assets (6 June); Kentucky: selected assets of MAC Construction & Excavating (5 November); Maine: Marriner quarry (10 April) and selected assets of Lane Construction (26 September); Texas: selected assets of Capitol Aggregates (6 May); Virginia: Kendrick reserves (6 August); Washington: asphalt assets of Eucon Corporation in Spokane (15 December); West Virginia: assets of Yellowstar Materials (7 January).

Americas Products: California: assets of Kristar Enterprises (6 January); North and South Carolina: concrete pipe assets of MC Precast (19 May); Iowa: Thermomass (10 September); Texas: assets of Hope Agri Products (20 February, also Arkansas, Louisiana and Oklahoma) and assets of Ashley Concrete (19 May).

The following table analyses the 21 acquisitions (2013: 25 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number of acquisitions			Goodwill	Consideration
	2014	2013	2014	2013	2014	2013
			€ m	€ m	€ m	€ m
Europe Heavyside	2	6	2	80	7	265
Europe Lightside	-	-	-	-	-	-
Europe Distribution	6	3	9	10	20	15
Americas Materials	8	9	5	19	71	76
Americas Products	5	4	17	48	59	124
Americas Distribution	-	3	-	8	-	22
Total Group	21	25	33	165	157	502
Adjustments to provisional fair values of prior year acquisitions			(2)	4	(2)	6
Total			31	169	155	508

11.	Acquisitions - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2014	2013
Assets	€ m	€ m
Non-current assets
Property, plant and equipment	91	342
Intangible assets	16	39
Equity accounted investments	-	2
Total non-current assets	107	383

Current assets
Inventories	23	41
Trade and other receivables (i)	20	53
Cash and cash equivalents	1	11
Total current assets	44	105

Liabilities
Trade and other payables	(17)	(80)
Provisions for liabilities (stated at net present cost)	(1)	(14)
Interest-bearing loans and borrowings and finance leases	(7)	(44)
Deferred income tax liabilities	(2)	(8)
Total liabilities	(27)	(146)

Total identifiable net assets at fair value	124	342
Goodwill arising on acquisition (ii)	31	169
Excess of fair value of identifiable net assets over consideration paid (ii)	-	(2)
Non-controlling interests*	-	(1)
Total consideration	155	508

Consideration satisfied by:
Cash payments	152	347
Asset exchange	-	144
Deferred consideration (stated at net present cost)	1	4
Contingent consideration (iii)	2	13
Total consideration	155	508

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

Net cash outflow arising on acquisition
Cash consideration	152	347
Less: cash and cash equivalents acquired	(1)	(11)
Total (iv)	151	336

11.	Acquisitions - continued

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3 Business Combinations) will be subject to subsequent disclosure.

(i)
 The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €22 million. The fair value of these receivables is €20 million (all of which is expected to be recoverable) and is inclusive of an aggregate allowance for impairment of €2 million.

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €18 million of the goodwill recognised in respect of acquisitions completed in 2014 is expected to be deductible for tax purposes. No excess of fair value of identifiable net assets over consideration arose during the year.

(iii)
The fair value of contingent consideration recognised is €2 million (including adjustments to prior year acquisitions of €1 million). On an undiscounted basis, the corresponding future payments on current year acquisitions for which the Group may be liable range from €nil million to a maximum of €1 million.

(iv)
 The total cash outflow of €151 million arising on acquisitions is reported in the Consolidated Statement of Cash Flows on page 14. In addition, debt arising in acquired companies amounted to €7 million, and the Group made other investments and advances of €3 million during the year. These amounts, combined with deferred and contingent consideration of €26 million paid in 2014  in respect of acquisitions in prior years and €1 million paid on acquisition of non-controlling interests, result in total acquisition and investment spend for the year of €188 million; this is the figure reported in the summarised cash flow in note 9 on page 20.

Acquisition-related costs

Acquisition-related costs amounting to €2 million have been included in operating costs in the Consolidated Income Statement.

Contingent liabilities

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial year.

Book to fair value reconciliation

The carrying amounts of the assets and liabilities acquired, determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€ m	€ m	€ m	€ m	€ m
Non-current assets	95	11	-	1	107
Current assets	45	(3)	-	2	44
Liabilities	(22)	(2)	-	(3)	(27)
Identifiable net assets acquired	118	6	-	-	124
Goodwill arising on acquisition (see (ii) above)	38	(5)	-	(2)	31
Total consideration	156	1	-	(2)	155

11.	Acquisitions - continued

The post-acquisition impact of acquisitions completed during the year on the Group's profit/(loss) for the financial year was as follows:

	2014	2013
	€ m	€ m
Revenue	122	306
Cost of sales	(89)	(232)
Gross profit	33	74
Operating costs	(26)	(63)
Group operating profit	7	11
Profit on disposals	-	-
Profit before finance costs	7	11
Finance costs (net)	-	(3)
Profit before tax	7	8
Income tax expense	(2)	(2)
Group profit for the financial year	5	6

The revenue and profit/(loss) of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2014
	2014 acquisitions	CRH Group excluding 2014 acquisitions	Pro-forma consolidated Group	Pro-forma 2013
	€ m	€ m	€ m	€ m
Revenue	182	18,790	18,972	18,159
Group profit/(loss) for the financial year	7	579	586	(300)

None of the acquisitions completed during the financial year or subsequent to the balance sheet date were individually material to the Group, thereby requiring separate disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Details of events after the balance sheet date are set out in note 15. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are typically published in January and July each year.

12.	Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the year.

Financial assumptions

The financial assumptions employed in the valuation of all scheme liabilities (including any schemes reclassified as held for sale) for the current and prior year were as follows:

	Eurozone		Britain & NI		Switzerland		United States
	2014	2013	2014	2013	2014	2013	2014	2013
	%	%	%	%	%	%	%	%
Rate of increase in:
- salaries	3.75	4.00	4.00	4.30	2.25	2.25	3.50	3.50
- pensions in payment	1.75	2.00	3.00-3.20	3.30-3.50	-	0.25	-	-
Inflation	1.75	2.00	3.00	3.30	1.25	1.25	2.00	2.00
Discount rate	2.00	3.70	3.50	4.60	1.15	2.35	3.80	4.70
Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	16.70	7.40

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2014	2013	2014	2013	2014	2013
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,314	2,142	(2,724)	(2,795)	(410)	(653)
Administration expenses	(3)	(3)	-	-	(3)	(3)
Past service costs	-	-	5	24	5	24
Current service cost	-	-	(51)	(51)	(51)	(51)
Interest income on scheme assets	85	71	-	-	85	71
Interest cost on scheme liabilities	-	-	(99)	(93)	(99)	(93)
Remeasurement adjustments
-return on scheme assets excluding interest income	179	108	-	-	179	108
-experience variations	-	-	28	42	28	42
-actuarial (loss)/ gain from changes in financial assumptions	-	-	(604)	65	(604)	65
-actuarial loss from changes in demographic assumptions	-	-	(17)	(53)	(17)	(53)
Employer contributions paid	115	124	-	-	115	124
Contributions paid by plan participants	13	13	(13)	(13)	-	-
Benefit and settlement payments	(114)	(112)	114	112	-	-
Translation adjustment	90	(29)	(110)	38	(20)	9
Reclassified as held for sale	(633)	-	714	-	81	-
At 31 December	2,046	2,314	(2,757)	(2,724)	(711)	(410)
Related deferred income tax asset					140	74
Net retirement benefit obligations					(571)	(336)

13.	Related Party Transactions

There have been no related party transactions or changes in related party transactions that could have had a material impact on the financial position or performance of the Group during the 2014 and 2013 financial years. Sales to and purchases from associates during the financial year ended 31 December 2014 amounted to €33 million (2013: €24 million) and €411 million (2013: €411 million) respectively. Amounts receivable from and payable to equity accounted investments as at the balance sheet date are not material and are included in trade and other receivables and payables in the Consolidated Balance Sheet.

14.	Contingent Liabilities

On 30 May 2014, CRH announced that the secretariat of the Competition Commission in Switzerland had invited CRH Swiss subsidiaries BR Bauhandel AG, Gétaz-Miauton SA and Regusci Reco SA, to comment on a proposal to impose sanctions on the Association of Swiss Wholesalers of the Sanitary Industry and all other major Swiss wholesalers, including CRH's subsidiaries, regarding the pending investigation into the sanitary (bathroom fixtures and fittings) industry in Switzerland. The secretariat alleges competition law infringements and proposes a total fine of approximately CHF 283 million on all parties, of which approximately CHF 119 million (€99 million) is attributable to CRH's Swiss subsidiaries, based on Swiss turnover.

CRH believes that the position of the secretariat is fundamentally ill-founded and views the proposed fine as unjustified. The Group has made submissions to this effect to the Competition Commission. Any decision of the Competition Commission on this matter is not expected before April 2015. Any decision finding an infringement can be appealed to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court. No provision has been made in respect of this proposed fine in the 2014 Consolidated Financial Statements.

15.	Events After The Balance Sheet Date

On 1 February 2015, CRH announced that it had made a binding irrevocable offer to acquire certain of the businesses and assets of Lafarge S.A. ('Lafarge') and Holcim Ltd ('Holcim' and together with Lafarge the 'Sellers') comprising a global portfolio of assets in the building materials industry (which are complementary to CRH's footprint) for an enterprise value of €6.5 billion (based on exchange rates at 30 January 2015). The consideration will be paid in a combination of euro, Sterling and Canadian Dollars.

The proposed acquisition constitutes a Class 1 transaction under the UKLA Listing Rules and therefore requires the approval of a simple majority of CRH's shareholders. An Extraordinary General Meeting ('EGM') will be held on 19 March 2015 to seek shareholder approval of the acquisition. If the acquisition is not approved by CRH's shareholders at the EGM, a termination fee of approximately €158 million in total will be payable by CRH to the Sellers. A termination fee of approximately €158 million will be payable by the Sellers to CRH in either of the following circumstances: 1) if the Sellers do not accept CRH's offer; or 2) if the proposed merger of Lafarge and Holcim (the 'Merger') does not proceed to successful completion.

The acquisition is also conditional upon: 1) the successful completion of the Merger; and 2) the completion of certain local reorganisations that need to take place before completion of the acquisition. In addition, CRH has committed to the Sellers that it will take all steps and do all things necessary to obtain regulatory approvals required in relation to the acquisition. The long stop date for completion of the acquisition is the earlier of: 1) three months following completion of the Merger; or 2) 31 December 2015, but in any case no earlier than 31 August 2015.

In connection with the proposed acquisition, CRH completed a placing of 74,039,915 new ordinary shares raising gross proceeds of approximately €1.6 billion, and representing approximately 9.99% of CRH's issued ordinary share capital before the placing. Closing of the placing and admission of the placing shares to the official lists and to trading on the main markets of the London Stock Exchange and Irish Stock Exchange took place on 5 February 2015.

On 1 February 2015, CRH agreed a €6.5 billion senior unsecured bridge loan facility which has subsequently been reduced by €1.6 billion to reflect the proceeds of the placing and by a further €2.0 billion to reflect other cash balances which are intended to fund the acquisition. The remaining €2.9 billion of the loan facilities are available to be used to complete the debt-funded portion of the proposed acquisition. Subject to certain carve-outs, the facilities contain provisions requiring mandatory prepayment from disposal proceeds and the proceeds of capital market transactions. Other terms and conditions are otherwise substantially similar to CRH's existing €2.5 billion revolving credit facility dated 11 June 2014.

16.	Other

	2014	2013
Net debt-related interest cover (note 5)
EBITDA interest cover (times)	6.7	5.9
EBIT* interest cover (times)	3.7	0.4
Average shares in issue (million)	737.6	729.2
Net dividend paid per share (€ cent)	62.5	62.5
Net dividend declared for the year (€ cent)	62.5	62.5
Dividend cover (Earnings per share/Dividend declared per share)	1.26x	0.95x**
	€ m	€ m
Depreciation charge	631	671
Amortisation of intangibles	44	54
Impairment of property, plant and equipment	49	275
Impairment of intangible assets	-	375
Impairment of financial assets	-	105
Commitments to purchase property, plant and equipment:
- Contracted for but not provided in the financial statements	211	155
- Authorised by the Directors but not contracted for	70	91
Market capitalisation at year-end (€ m)	14,741	13,419
Total equity at year-end (€ m)	10,198	9,686
Net debt (€ m)	2,492	2,973
Net debt as a percentage of market capitalisation	17%	22%
Net debt as a percentage of total equity	24%	31%

*	EBIT is defined as earnings before interest, tax, profit on disposals and the Group's share of equity accounted investments' result. Cover is based on net debt-related interest (see note 5).

         ** Dividend cover excluding impairment charge and related tax credit.

17.	Statutory Accounts and Audit Opinion

The financial information presented in this report does not represent "full group accounts" under Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992. Full statutory accounts for the year ended 31 December 2014 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31 December 2013, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

18.	Annual Report and Annual General Meeting (AGM)

The 2014 Annual Report is expected to be published on the CRH website, www.crh.com, on 12 March 2015 and posted to those shareholders who have requested a paper copy on 30 March 2015, together with details of the Scrip Dividend Offer in respect of the final 2014 dividend. A paper copy of the Annual Report may be obtained at the Company's registered office from 30 March 2015. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11:00 a.m. on 7 May 2015.

19.	Board Approval

           This announcement was approved by the Board of Directors of CRH plc on 25 February 2015.

PRINCIPAL RISKS AND UNCERTAINTIES
Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure.

Strategic Risks and Uncertainties
Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the Group to respond on a timely basis and/or adequately to unfavourable events beyond its control will adversely affect financial performance.

Political and economic uncertainty: As an international business, the Group operates in many countries with differing, and in some cases potentially fast-changing economic, social and political conditions. These conditions could include political unrest, strikes, war and other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. With particular reference to developing markets, changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group's business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: The Group faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute. Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition is a key element of the Group's strategy. The Group may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. The Group may be liable for the past acts, omissions or liabilities of companies or businesses acquired, which may either be unforeseen or greater than anticipated at the time of the relevant acquisition. On 1 February 2015, CRH announced that it had made a binding irrevocable offer to acquire certain assets being disposed of by Lafarge S.A. and Holcim Ltd in advance of their intended merger for an enterprise value of €6.5 billion. Closing of the acquisition is subject to the fulfilment of certain conditions precedent, including shareholder approval and competition authority approval in certain jurisdictions. There can be no guarantee that these conditions precedent will be met, these approvals granted or that the proposed acquisition will be completed as proposed or at all.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group's ability to generate adequate returns and to develop and grow these businesses.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition and difficulties in succession planning and potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions. These risks could include strikes and increased wage demands with possible reputational consequences.

Corporate communications: As a publicly-listed company, the Group undertakes regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.

Cyber and information technology: As a result of the proliferation of information technology in the world today, the Group is dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime which might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses and incur significant financial costs in remediation. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion.

Sustainability: The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's business, results of operations, financial condition and/or prospects.

Laws and regulations: The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance, and may potentially inflict reputational damage.

Financial and Reporting Risks and Uncertainties
Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity): The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the Group's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, against the backdrop of heightened uncertainties in the eurozone, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations.

Defined benefit pension schemes and related obligations: The Group operates a number of defined benefit pension schemes and related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions.

The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. In addition, fluctuations in the accounting surplus/deficit may adversely impact credit metrics thus harming the Group's ability to raise funds.

Adequacy of insurance arrangements and related counterparty exposures: The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards would include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, the Group provides coverage for its operations at a level believed to be commensurate with the associated risks. In the event of failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Foreign currency translation: The Group's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's reporting currency) together with declines in the euro value of net investments, which are denominated in a wide basket of currencies other than the euro.

Goodwill impairment: Significant under-performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill, which would have a substantial impact on the Group's income and equity.

Inspections by Public Company Accounting Oversight Board ("PCAOB"): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

The principal financial and reporting risks and uncertainties are subject to further disclosure in the notes to the consolidated financial statements and the accompanying accounting policies.

As demonstrated by CRH's proven record of superior performance, the Group's management team has substantial and long experience in dealing with the impact of these risks. The mechanisms through which the principal risks and uncertainties are managed are addressed in the "Risk Management and Internal Control" section of the Corporate Governance Report.

Disclaimer
This document contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this presentation and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  26 February 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director